FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibits

1.	Form D2A – Notification of Change of Secretary and Director (Appointment/Cessation) which was filed with Hong Kong Companies Registry on 8 September 2005.

2.	Form D2A – Notification of Change of Secretary and Director (Appointment/Cessation) which was filed with Hong Kong Companies Registry on 4 October 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP POWER HONG KONG LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 7 October 2005

3

EXHIBIT 1

Companies Registry	Notification of Change of Secretary and Director (Appointment / Cessation) (Companies Ordinance s. 158(4) & (4A))	Form	D2A

	Important Notes		Company Number
	•	Please read the accompanying notes before completing this form. Please print in black ink.	259

	1	Company Name
CLP Power Hong Kong Limited

	2	Details of Change

	A.	Particulars of Secretary / Director Ceasing to Act

(Use Continuation Sheet A if more than 1 secretary / director is involved).

Please tick the relevant box(es)
(Note 7)		Capacity ☐ Secretary ☐ Director ☑ Alternate Director	Alternate to John Andrew Harry Leigh

Name of Individual Secretary / Director

	-	Greenwood	Peter William
	Name in Chinese	Surname in English	Other Names in English
(Note 8)	Identification	K110726(7)	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

Reason for Cessation ☑ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	27	08	2005
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☑ No

(Note 5)	Presentor’s Reference	For Official Use
Name: April Chan
Address: 147 Argyle Street, Kowloon, Hong Kong
Tel: 26788510 Fax: 26788390
E-mail Address: cosec@clp.com.hk
Reference:
Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

2	Details of Change (cont’d)

B.	Particulars of Individual Secretary / Director Appointed

(Use Continuation Sheet B if more than 1 individual secretary / director is appointed)

Please tick the relevant box(es)

(Note 12)	Capacity	☑ Secretary	☐ Director	☐ Alternate Director	Alternate to

Name in Chinese

Name in English	Yiu	Wai Yee April
	Surname	Other Names
Previous Names	-

Alias	April Chan

(Note 13)	Residential Address	Flat 501, Block B, The Dahfuldy 21 Homantin Hill Road Kowloon Hong Kong	Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

a Hong Kong Identity Card Number	D151704(0)

b Overseas Passport	-	-
	Issuing Country	Number

Date of Appointment	27	08	2005
	DD	MM	YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment	☐ Yes ☐ No

Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

	2	Details of Change (cont’d)

(Note 17)	C.	Particulars of Corporate Secretary / Director Appointed

(Use Continuation Sheet C if more than 1 corporate secretary / director is appointed)

Please tick the relevant box(es)

(Note 18)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 19)	Name in Chinese	-

(Note 19)	Name in English	-

(Note 20)	Address	-	- Country

(Note 21)	E-mail Address	-

	Company Number Only applicable to body corporate registered in Hong Kong)	-

	Date of Appointment	-	-	-
		DD	MM	YYYY

(Note 22)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment			☐ Yes ☐ No

This Notification includes 2 Continuation Sheet(s) A, 1 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

Signed :	/s/ April Chan

Name :	April Chan	Date :	8 September 2005
	~~Director~~ / Secretary*		DD / MM / YYYY

*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)

Form	D2A	(Continuation Sheet A)

Company Number
259

Particulars of Secretary / Director Ceasing to Act (Section 2A)

Please tick the relevant box(es)
(Note 7)	Capacity ☑ Secretary ☐ Director ☐ Alternate Director	Alternate to

Name of Individual Secretary / Director

	-	Greenwood	Peter William
	Name in Chinese	Surname in English	Other Names in English
(Note 8)	Identification	K110726(7)	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

Reason for Cessation ☑ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	27	08	2005
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☐ No

Specification No. 1/2004 (Feb. 2004)

Form	D2A	(Continuation Sheet A)

Company Number
259

Particulars of Secretary / Director Ceasing to Act (Section 2A)

Please tick the relevant box(es)
(Note 7)	Capacity ☑ Secretary ☐ Director ☐ Alternate Director (Deputy Company Secretary)	Alternate to

Name of Individual Secretary / Director

		Chan	Wai Yee April
	Name in Chinese	Surname in English	Other Names in English
(Note 8)	Identification	D151704(0)	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

Reason for Cessation ☑ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	27	08	2005
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☐ No

Specification No. 1/2004 (Feb. 2004)

Form	D2A	(Continuation Sheet B)

Company Number
259

Particulars of Individual Secretary / Director Appointed (Section 2B)

Please tick the relevant box(es)

(Note 12)	Capacity	☑ Secretary	☐ Director	☐ Alternate Director	Alternate to

  (Assistant Company Secretary)

Name in Chinese

Name in English	Yuen	Lai Sheung
	Surname	Other Names
Previous Names	-

Alias	-

(Note 13)	Residential Address	Flat G, 16/F, Block 14 Sceneway Garden 8 Sceneway Road Lam Tin, Kowloon Hong Kong	Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

a Hong Kong Identity Card Number	C292073(3)

b Overseas Passport	-	-
	Issuing Country	Number

Date of Appointment	27	08	2005
	DD	MM	YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment	☐ Yes ☐ No

Specification No. 1/2004 (Feb. 2004)

EXHIBIT 2

Companies Registry	Notification of Change of Secretary and Director (Appointment / Cessation) (Companies Ordinance s. 158(4) & (4A))	Form	D2A

	Important Notes	Company Number
	• Please read the accompanying notes before completing this form. Please print in black ink.	259

	1 Company Name
	CLP Power Hong Kong Limited

	2 Details of Change

	A. Particulars of Secretary / Director Ceasing to Act

	(Use Continuation Sheet A if more than 1 secretary / director is involved).

	Please tick the relevant box(es)
(Note 7)	Capacity ☐ Secretary ☑ Director ☐ Alternate Director	Alternate to

Name of Individual Secretary / Director

	-	Leigh	John Andrew Harry
	Name in Chinese	Surname in English	Other Names in English
(Note 8)	Identification	XD688813(0)	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

Reason for Cessation ☑ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	27	09	2005
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☑ No

(Note 5)	Presentor’s Reference	For Official Use
Name: April Chan
Address: 147 Argyle Street, Kowloon, Hong Kong
Tel: 26788510 Fax: 26788390
E-mail Address: cosec@clp.com.hk
Reference:
Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

2 Details of Change (cont’d)

B. Particulars of Individual Secretary / Director Appointed

(Use Continuation Sheet B if more than 1 individual secretary / director is appointed)

Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

Name in Chinese	-

Name in English	-	-
	Surname	Other Names
Previous Names	-

Alias	-

(Note 13)	Residential Address	-	- Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

a Hong Kong Identity Card Number	-

b Overseas Passport	-	-
	Issuing Country	Number

Date of Appointment	-	-	-
	DD	MM	YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment	☐ Yes ☐ No

Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

	2	Details of Change (cont’d)

(Note 17)	C.	Particulars of Corporate Secretary / Director Appointed

(Use Continuation Sheet C if more than 1 corporate secretary / director is appointed)

Please tick the relevant box(es)

(Note 18)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 19)	Name in Chinese	-

(Note 19)	Name in English	-

(Note 20)	Address	-	- Country

(Note 21)	E-mail Address	-

Company Number (Only applicable to body corporate registered in Hong Kong)	-

Date of Appointment	-	-	-
	DD	MM	YYYY

(Note 22)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment	☐ Yes ☐ No

This Notification includes 1 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

Signed :	/s/ April Chan

Name :	April Chan	Date :	4 October 2005
	~~Director~~ / Secretary*		DD / MM / YYYY

*	Delete whichever does not apply

              Specification No. 1/2004 (Feb. 2004)

Form	D2A	(Continuation Sheet A)

Company Number
259

Particulars of Secretary / Director Ceasing to Act (Section 2A)

Please tick the relevant box(es)
(Note 7)	Capacity ☐ Secretary ☐ Director ☑ Alternate Director		Alternate to William Elkin Mocatta

Name of Individual Secretary / Director

	-	Leigh	John Andrew Harry
	Name in Chinese	Surname in English	Other Names in English
(Note 8)	Identification	XD688813(0)	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director
-
Reason for Cessation ☑ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	27	09	2005
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☑ No

Specification No. 1/2004 (Feb. 2004)